SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 6)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

American Italian Pasta Company
(Name of Subject Company (issuer))

Ralcorp Holdings, Inc.
Excelsior Acquisition Co.
(Names of Filing Persons (offeror))
Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)
027070101
(CUSIP Number of Class of Securities)
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101
(314) 877-7000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
William F. Seabaugh, Esq.
R. Randall Wang, Esq.
Bryan Cave LLP
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102
Tel: (314) 259-2000
Fax: (314) 259-2020
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,192,887,642	$85,052.89

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 22,507,314 shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company at a purchase price of $53.00 per Share. Such number of Shares consists of (i) 21,820,119 Shares issued and outstanding as of June 15, 2010, and (ii) 687,195 Shares that are expected to be issuable before the expiration of the tender offer under vested options and other rights to acquire Shares.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $85,052.89	Filing Party: Ralcorp Holdings, Inc. and Excelsior Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: June 24, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 6 to the Tender Offer Statement on Schedule TO (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 24, 2010, as amended by Amendment No. 1, filed on July 2, 2010, Amendment No. 2, filed on July 6, 2010, Amendment No. 3, filed on July 12, 2010, Amendment No. 4, filed on July 16, 2010 and Amendment No. 5, filed on July 21, 2010 (“Schedule TO”), by Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), and Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ralcorp, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the outstanding shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company, a Delaware corporation (the “Company”), at a price of $53.00 per Share to the sellers thereof in cash without interest and less any required withholding taxes, upon the terms and conditions of the offer set forth in the Offer to Purchase dated June 24, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Offer to Purchase.
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 6 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 6.
Item 11. Additional Information
Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:
     “The Offer expired at 12:00 midnight, New York City time, at the end of Thursday, July 22, 2010. A total of 18,599,898 Shares (excluding 1,316,889 Shares tendered by notice of guaranteed delivery) have been tendered and not withdrawn pursuant to the Offer, representing approximately 85.2% of the outstanding Shares (excluding approximately 6.0% of outstanding Shares tendered by notice of guaranteed delivery). All Shares that were validly tendered and not validly withdrawn have been accepted for payment in accordance with the terms of the Offer, and Purchaser will pay for all such Shares promptly. The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. On July 23, 2010, Parent and the Company issued a joint press release announcing the results of the Offer and the expected closing of the Merger.
     Pursuant to the Merger Agreement, Purchaser will exercise the Top-Up Option to purchase newly issued Shares from the Company at the Offer Price, which will permit Ralcorp to effect a short-form merger as promptly as practicable, without the need for a vote or meeting of the Company’s remaining stockholders. Following the Merger, each Share not accepted for payment in the Offer will be converted into the right to receive $53.00 in cash, without interest and less any required withholding taxes, the same price paid in the Offer, with the Company becoming a wholly owned subsidiary of Ralcorp. Following the Merger, the Shares will cease to be traded on the NASDAQ.
     The press release announcing the results of the Offer and the expected closing of the Merger is attached hereto as Exhibit (a)(5)(H) and is incorporated herein by reference.”
Item 12. Exhibits

(a)(5)(H)	Joint Press Release, dated July 23, 2010, issued by Ralcorp Holdings, Inc. and American Italian Pasta Company.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 23, 2010

EXCELSIOR ACQUISITION CO.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

RALCORP HOLDINGS, INC.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

EXHIBIT INDEX
(a)(5)(H)	Joint Press Release, dated July 23, 2010, issued by Ralcorp Holdings, Inc. and American Italian Pasta Company.